UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

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                                 In the Matter of                                            CERTIFICATE PURSUANT
                                                                                                                            TO
                                                                                                                        RULE 24
                     ENTERGY LOUISIANA, INC.

                                 File No. 70-7580

            (Public Utility Holding Company Act of 1935)
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                       This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that certain of the transactions proposed by Entergy Louisiana, Inc. ("ELI") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated February 2, 1989, January 24, 1991, January 24, 1996, October 15, 1999 and March 22, 2001.

                     On August 12, 2005, ELI executed a Consent consenting to the execution by River Fuel Company #2, Inc. ("River Fuel") of a Credit Agreement, dated as of August 12, 2005 (the "Credit Agreement"), among River Fuel, The Bank of New York and the various Lenders parties thereto. ELI also delivered Supplemental Instructions to The Bank of New York (as successor to United States Trust Company of New York), as Trustee ("Trustee"), under the Trust Agreement, dated as of January 27, 1989, among JPMorgan Chase Bank (as successor to Morgan Guaranty Trust Company of New York), as Trustor, the Trustee and ELI, as beneficiary, authorizing the Trustee to cause River Fuel to enter into the Credit Agreement.

                    Attached hereto and incorporated by reference are the constituent documents to the transaction in definitive form.

Exhibit B-1(h) - Consent pursuant to Fuel Lease

Exhibit B-2(h) - Supplemental Instructions pursuant to Trust Agreement.

Exhibit B-4(h) - Credit Agreement

Defined terms used herein and not otherwise defined herein have the meanings ascribed to such terms in the Application.

                  IN WITNESS WHEREOF, ELI has caused this certificate to be executed this 16th day of August, 2005.

                                                                                                                    ENTERGY LOUISIANA, INC.

                                                                                                                    By: /s/ Steven C. McNeal
                                                                                                                              Steven C. McNeal
                                                                                                                         Vice President and Treasurer